                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

      For the fiscal year ended December 31, 2003

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____ to _____

Commission file number  1-4651

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Dana Corporation Employee Incentive and Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Dana Corporation
            4500 Dorr Street
            Toledo, Ohio 43615

                                     INDEX

                                                                                        Page
I.    REQUIRED INFORMATION

      Report of Independent Registered Public Accounting Firm                            3

      Financial Statements

               Statement of Assets Available for Benefits
               as of December 31, 2003 and 2002                                          4

               Statement of Changes In Assets Available for Benefits,
               for the Years Ended December 31, 2003 and 2002                            5

               Notes to Financial Statements                                             6

      Additional Information*

               Schedule H, line 4i
               Schedule of Assets (Held at End of Year), December 31, 2003              10

II.   SIGNATURE                                                                         12

III.  EXHIBITS

      Exhibit 23 - Consent of Independent Registered Public Accounting Firm             13

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                              REQUIRED INFORMATION

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Dana Corporation Employee Incentive and Savings Investment Plan

In our opinion, the accompanying statement of assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dana Corporation Employee Incentive and Savings Investment Plan (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Toledo, Ohio
June 28, 2004

DANA CORPORATION
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

                                                    DECEMBER 31,
(AMOUNTS IN THOUSANDS)                          2003           2002
Assets:
Investments, at fair value                   $  86,306       $  75,686
Investments, at contract value                  36,955          43,067
                                             ---------       ---------
     Total investments                         123,261         118,753

Employee contributions receivable                  435             665
Employer contributions receivable                   77             112
                                             ---------       ---------
Assets available for benefits                $ 123,773       $ 119,530
                                             =========       =========

    The accompanying notes are an integral part of the financial statements.

DANA CORPORATION
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                                    YEAR ENDED
                                                                    DECEMBER 31,
 (AMOUNTS IN THOUSANDS)                                        2003              2002
Investment income (loss):
     Interest and dividend income                          $   2,640         $   2,914
     Net appreciation (depreciation) of investments           20,096           (20,286)
     Interest on employee loans                                  241               382
                                                           ---------         ---------
                                                              22,977           (16,990)

Contributions:
     Employee contributions                                    7,290             9,149
     Employer contributions                                    1,197             1,502
                                                           ---------         ---------
              Total additions                                  8,487            10,651
                                                           ---------         ---------

Deductions:
     Benefit payments                                        (26,783)          (11,196)
     Administrative expenses                                      (8)               (5)
                                                           ---------         ---------
              Total deductions                               (26,791)          (11,201)
                                                           ---------         ---------
Net transfers out                                               (430)              (77)
                                                           ---------         ---------
Net increase (decrease)                                        4,243           (17,617)

Net assets available for benefits at beginning of year       119,530           137,147
                                                           ---------         ---------
Net assets available for benefits at end of year           $ 123,773         $ 119,530
                                                           =========         =========

    The accompanying notes are an integral part of the financial statements.

                         NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

      GENERAL

      The Dana Corporation Employee Incentive and Savings Investment Plan (the "Plan") is a contributory defined contribution employee benefit plan that was established by Echlin Inc. ("Echlin") effective as of January 1, 1984, to provide benefits for all eligible employees of various participating divisions and subsidiaries of Echlin that subsequently became divisions and subsidiaries of Dana Corporation ("Dana"), as identified in the Plan. The Plan is now sponsored by Dana. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following is a brief description of the Plan. Participants should refer to the Plan for more complete information.

      ADMINISTRATION

      The Administrator of the Plan is the Dana Corporation Investment Committee, which has delegated responsibility for day to day administration of the Plan to Dana Benefits and Payroll Services. Dana has entered into a trust agreement with The Vanguard Fiduciary Trust Co. (the "Trustee").

      PARTICIPATION

      Each employee at a facility within a participating Dana division or subsidiary, as stipulated in the Plan, who was hired prior to January 1, 2003, is eligible to participate in the Plan unless he or she is employed as a member of a collective bargaining unit or as an hourly employee at a facility that provides the Plan only to salaried employees.

      EMPLOYEE CONTRIBUTIONS

      An eligible employee may elect to have up to 50% of his or her eligible compensation, as defined in the Plan, up to the maximum elective deferral amount as determined under Section 402(g) of the Internal Revenue Code (the "Code"), contributed to his or her account. Contributions for some participants may be further limited as a result of other Code requirements.

      EMPLOYER CONTRIBUTIONS

      Dana contributes to the Plan 30% on the first 3% of the compensation contributed to the Plan by the employee and 10% on the next 3% of compensation contributed by the employee.

      INVESTMENTS

      Participants may elect to have their contributions and the related employer contributions allocated to one or more of the alternative investment vehicles maintained by the Trustee, including equity and fixed income mutual funds and a participant loan fund. Until January 1, 2000, participants could also elect to invest in the Dana Stock Fund. As of that date, this fund was closed to new investments.

      VESTING

      Participants are fully vested at all times in both the employee and employer contributions and earnings thereon, in their individual accounts.

      NORMAL RETIREMENT, DISABILITY, TERMINATION OR DEATH

      In accordance with the Plan provisions, a participating employee who retires upon attaining age 65 or becomes totally and permanently disabled is eligible to receive the full value of his or her account in a lump sum.

      Upon termination of employment, the participant's account will be paid automatically in a lump sum shortly after termination if the account balance is less than $5,000. Otherwise, the participant's account may remain in the Plan until the participant attains the age of 70-1/2.

      Upon a participant's death, the participant's account balance will be paid to his or her beneficiary in a lump sum.

      LOANS

      The Trustee may extend loans to participants with the approval of the Plan administrator. Participant loans may not be made for less than $1,000 or exceed the lesser of 50% of the participant's account balance or $50,000 minus the highest amount of outstanding balance of loans to the participant for the previous 12-month period. The loan term may not be longer than 60 months unless the loan is used to acquire a principal residence. Interest is charged on the loan at a rate equal to 1% above the "Prime Rate" quoted by The Wall Street Journal under the Money Rates section. At December 31, 2003, such loans had interest rates ranging from 5% to 10%.

      As participant loans are repaid, the amounts are allocated to the investment fund according to the participant's most recent election with respect to current contributions.

      PLAN TERMINATION

      Although it has not expressed any intention to do so, Dana has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA. In the event of Plan termination, the value of the participant accounts will be distributed as soon as practicable in accordance with the uniform, nondiscriminatory rules established by the Administrator.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

      EXPENSES OF THE PLAN

      Generally, the expenses associated with the administration of the Plan are paid by Dana. Loan origination and maintenance fees are paid by the loan fund participants. These fees amounted to $7,700 and $4,650 for the years ended December 31, 2003 and 2002, respectively.

      VALUATION OF INVESTMENTS

      The Plan's investments in the equity mutual funds are stated at quoted market value. Investments in guaranteed investment contracts in the fixed income mutual funds are stated at contract value, which approximates market value. Participant loans receivable are stated at estimated fair values, consisting of outstanding principal and any related accrued interest. Investments in the Dana Stock Fund are expressed in units, each representing undivided fractional interests in the Dana common stock and money market assets held in the fund, which are recorded at fair market value.

      Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation. Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold, or cost if acquired during the year. Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and reported changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in any combination of equity and fixed income mutual funds and other investment securities, at the participant's election. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

3.    INCOME TAX STATUS

      The Internal Revenue Service has determined and informed Dana by a letter dated April 3, 2002, that the Plan and related trust are tax-qualified in accordance with applicable sections of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    PARTIES-IN-INTEREST

      Investments in the Dana Stock Fund consisted primarily of 618,306 and 755,983 shares of Dana common stock at December 31, 2003 and 2002, respectively. Shares for this fund were purchased prior to January 1, 2000, in the open market at fair market value or converted from shares of Echlin common stock held by the predecessor Echlin Inc. Incentive and Savings Plan at the time Dana acquired Echlin in July 1998. Consequently, such share acquisitions were permitted under the provisions of the Plan and were exempt from prohibition of party-in-interest transactions under the Code and ERISA.

      Certain Plan investments are shares of mutual funds or collective investment funds managed by The Vanguard Group, a company related to the Trustee.

5.    INVESTMENTS

      The following table presents investments that represent 5% or more of the Plan's net assets.

                                                                   DECEMBER 31,
(AMOUNTS IN THOUSANDS EXCEPT SHARE/UNIT INFORMATION)           2003           2002
Dana Corporation Fixed Principal Fund (GIC),                $  36,955       $  43,067
36,955,020 and 43,067,496 shares, respectively

Dana Stock Fund,
2,794,559 and 3,419,371 units, respectively                    11,346           8,890

Putnam Voyager,
0 and 1,286,268 shares, respectively                                           16,348

Putnam New Opportunities,
0 and 372,638 shares, respectively                                             10,594

Vanguard Primecap Fund,
741,450 and 203,075 shares, respectively                       39,327           7,851

Vanguard Wellington Inv,
312,600 and 333,913 shares, respectively                        9,006           8,201

Vanguard 500 Index Inv,
124,686 and 136,164 shares, respectively                       12,802          11,050

Other investments                                              13,825          12,752
                                                            ---------       ---------
             Total                                          $ 123,261       $ 118,753
                                                            =========       =========

      During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $20,096 and ($20,286), respectively, as follows:

(AMOUNTS IN THOUSANDS)                     2003            2002
Mutual funds                             $ 15,675       $ (18,876)
Dana Stock Fund                             4,421          (1,410)
                                         --------       ---------
                                         $ 20,096       $ (20,286)
                                         ========       =========

                                                             SCHEDULE H, LINE 4i

DANA CORPORATION
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

(AMOUNTS IN THOUSANDS)
----------------------
(a)            (b)                                      (c)                              (d)            (e)
       IDENTITY OF ISSUE            DESCRIPTION OF INVESTMENT                            COST        CURRENT VALUE

*      The Vanguard Group           Vanguard 500 Index Inv                               ***         $      12,802

*      The Vanguard Group           Vanguard IT Treasury Fund                            ***                 1,243

*      The Vanguard Group           Vanguard Int'l Growth Fund                           ***                 3,211

*      The Vanguard Group           Vanguard LifeSt Conserv Growth                       ***                   591

*      The Vanguard Group           Vanguard LifeSt Growth Fund                          ***                   855

*      The Vanguard Group           Vanguard LifeSt Income Fund                          ***                   617

*      The Vanguard Group           Vanguard LifeSt Moderate Growth Fund                 ***                   624

*      The Vanguard Group           Vanguard LT Treasury Inv                             ***                   781

*      The Vanguard Group           Vanguard Primecap Fund                               ***                39,327

*      The Vanguard Group           Vanguard Wellington Inv                              ***                 9,006

*      The Vanguard Group           Vanguard Windsor Fund                                ***                 2,765

**     AIG Financial                Guaranteed Investment Contract                       ***                 3,156
                                    4.85%; 12/31/2007

**     AIG Financial                Guaranteed Investment Contract                       ***                 3,290
                                    4.12%

**     CDC FA                       Guaranteed Investment Contract                       ***                 6,990
                                    3.83%

**     CDC FA                       Guaranteed Investment Contract                       ***                   277
                                    5.65%; 2/28/2004

**     CDC FA                       Guaranteed Investment Contract                       ***                   920
                                    3.99%; 9/28/2005

**     JP Morgan                    Guaranteed Investment Contract                       ***                 3,597
                                    4.67%; 6/30/2006

(a)            (b)                                      (c)                              (d)            (e)
          IDENTITY OF ISSUE         DESCRIPTION OF INVESTMENT                            COST        CURRENT VALUE
**     New York Life                Guaranteed Investment Contract                       ***         $       1,538
                                    5.69%; 6/30/2005

**     New York Life                Guaranteed Investment Contract                       ***                 2,173
                                    5.93%; 7/15/2005

**     Rabobank                     Guaranteed Investment Contract                       ***                 8,216
                                    4.07%; 12/31/2007

**     Rabobank                     Guaranteed Investment Contract                       ***                 1,338
                                    4.29%

**     State Street Bank            Guaranteed Investment Contract                       ***                 4,511
                                    4.20%; 3/31/2008

*      The Vanguard Group           VGI Prime Money Market                               ***                   949
                                    0.77%

*      Dana Corporation             Dana Stock Fund                                      ***                11,346

*      Participants                 Participants notes receivable, interest ranging      ***                 3,138
                                    from 5% to 10%
                                                                                                     -------------
                                                                                                     $     123,261
                                                                                                     =============

* Parties-in-interest to the Plan

** Represents the Plan's proportionate share of the investments held within the Dana Corporation Fixed Principal Fund (GIC)

*** Cost is not required for participant-directed investments

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dana Corporation Investment Committee, which is the administrator of the Dana Corporation Employee Incentive and Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    Dana Corporation Investment Committee

Date: June 28, 2004                 By: /s/ Robert C. Richter
                                        ----------------------------------------
                                        Robert C. Richter

                                    Title: Chairman
                                           Dana Corporation Investment Committee